Filed by AXIS Capital Holdings Limited

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: PartnerRe Ltd.

Commission File No.: 001-14536

Axis CEO: Hybrid Insurance-Reinsurance Model Has Many Practitioners

Best’s Insurance News

David Pilla

15 July 2015

PEMBROKE, Bermuda (BestWire) - Debates are blossoming over the right mix of insurance and reinsurance in what is known as a hybrid model amid rising merger and acquisition activity, debates of great interest to Axis Capital Holdings Ltd.

Albert Benchimol, president and chief executive officer of Axis Capital, discussed with Best’s News Service his views on the hybrid model and his company’s prospects, given its anticipated merger with reinsurer PartnerRe Ltd.

Axis Capital wrote gross written premiums of $4.7 billion in 2014 in its three major business lines. Of that, Benchimol said specialty insurance represented about $2.2 billion in premiums. With an underwriting profit every year, Benchimol said specialty has been a strong performer for the group.

The second major line is specialty reinsurance. Benchimol said Axis also had about $2.2 billion in premiums in that line last year. Benchimol noted the only two years in which Axis didn’t have an underwriting profit in specialty reinsurance were 2005 and 2011, two high-catastrophe years.

The third line, accident and health, was the newest for Axis, launched in 2010 and now with $300 million in premiums. Benchimol said Axis writes both insurance and reinsurance in that segment.

Axis’s prospective tie-up with PartnerRe is expected to “improve our positioning in each of these three businesses,” he said. The combined group would have gross premiums “approaching $11 billion” and would create the fifth-largest reinsurer in the world, while enhancing the group’s primary insurance markets.

He added the combination would create a “top-10” life and accident and health insurer. “We currently have life reinsurance business, but not much,” said Benchimol. “PartnerRe would certainly bring the majority of that business to the group.” The combination of Axis’ accident and health business with PartnerRe’s life reinsurance line would give the combined group “a much broader complement” of offerings, he added.

Benchimol said there are many opinions about what would constitute an optimal mix of insurance and reinsurance in a hybrid model. He noted there are many different mixes but added it comes down to a “balance between lines of business and geographies.” He said an “appropriate market knowledge, relationships and expertise” are key. “It is unwise to expand in certain lines and markets where one is not an expert, so I think the balance you have is related to the expertise you bring to the various markets,” he added.

“We’re very big proponents of the hybrid insurance/reinsurance model,” said Benchimol, who noted that major global reinsurers such as Munich Re and Swiss Re have very big proportions of their portfolios tied up in primary insurance.

He said PartnerRe is certain to benefit from the primary insurance activities of Axis, “particularly as the dynamics of the insurance market continue to evolve.” He said the combined company would have a stronger balance sheet to build on, and clients will be able to gain more service from a smaller number of sources.

Among both insurers and reinsurers, Benchimol said the larger players “believe the hybrid model works.” He added “the case for a well-managed hybrid has been made by both practitioners and observers.”

Benchimol also addressed ongoing market debates as to whether primary insurers are better-placed than reinsurers to use or deploy data, claims expertise or client relationships. He said while primary insurers have those capabilities on the ground in face-to-face dealings with policyholders, reinsurers are as thorough and have as much expertise as primary insurers. He added the major global reinsurers are noted for their detailed expertise in all these areas, particularly in client relationships where the customized nature of reinsurance solutions demands close relationships between reinsurer and client.

With regard to alternative capital coming into the insurance and reinsurance markets, Benchimol said he sees such capital “not as a competitor but simply as another resource for our industry.” He added Axis doesn’t compete with alternative capital so much as it competes with other insurers and reinsurers “who have alternative capital.”

“We have a number of third-party capital partners with whom we share some of our underwriting risk,” he said.

In the ongoing merger tug-of-war between investment firm Exor S.p.A., PartnerRe and Axis, the latter two recently postponed shareholder votes on their proposed merger (Best’s News Service, July 10, 2015). In a joint statement, PartnerRe and Axis said they are are “exploring enhancements to the terms of their amalgamation agreement” and as a result, “the special meetings of PartnerRe and Axis Capital shareholders to approve the amalgamation agreement,” originally scheduled for July 24, will now take place Aug. 7.

Subsidiaries of PartnerRe and Axis Capital have current Best’s Financial Strength Ratings of A+ (Superior).

On the afternoon of July 15, Axis Capital Ltd. (NYSE: AXS) was trading at $55.29 a share, up 0.29% from the previous close.

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and AXIS have filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), and a definitive joint proxy statement/prospectus of PartnerRe and AXIS and other documents related to the proposed transaction. This communication is not a substitute for any such documents. The registration statement was declared effective by the SEC on June 1, 2015 and the definitive proxy statement/prospectus has been mailed to shareholders of PartnerRe and AXIS. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement has been mailed to shareholders of PartnerRe and AXIS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe are available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS are available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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